Exhibit 8.1

Nortel Inversora S.A.
Subsidiaries

Name	Jurisdiction of Incorporation

Telecom Argentina S.A.	Argentina

Telecom Personal S.A. (1)	Argentina

Núcleo S.A. (2)	Paraguay

Personal Envíos S.A. (2)	Paraguay

Micro Sistemas S.A. (3)(1)	Argentina

Telecom Argentina USA, Inc. (1)	Delaware, United States

(1)         Interest held indirectly through Telecom Argentina S.A.

(2)         Interest held indirectly through Telecom Personal S.A.

(3)         Dormant subsidiary as of December 31, 2015.